JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778
January 8, 2026

Ms. Kalkidan Ezra
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Kalkidan:

    This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on December 4, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 426 to the registration statement of the Trust, which was filed on October 17, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 426 was filed to register shares of seventeen new series of the Trust, the T-REX 2X Long AQMS Daily Target ETF, T-REX 2X Long AREC Daily Target ETF, T-REX 2X Long BLBX Daily Target ETF, T-REX 2X Inverse BMNR Daily Target ETF, T-REX 2X Long FTEL Daily Target ETF , T-REX 2X Long IDR Daily Target ETF, T-REX 2X Long ONDS Daily Target ETF, T-REX 2X Long PC Daily Target ETF, T-REX 2X Long PCH Daily Target ETF, T-REX 2X Long PGY Daily Target ETF, T-REX 2X Long PL Daily Target ETF, T-REX 2X Long TBH Daily Target ETF, T-REX 2X Long TMQ Daily Target ETF, T-REX 2X Long UEC Daily Target ETF, T-REX 2X Long USAR Daily Target ETF, T-REX 2X Long UUU Daily Target ETF, and T-REX 2X Long ZIM Daily Target ETF (each a “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.
General Comments
•Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
•Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
•The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 8, 2026

•Prior to the effectiveness of the subsequent amendment, please complete any missing or bracketed information contained in PEA 426.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.Comment:    Where applicable, please update the disclosure to clarify whether the issuer has recently announced any shifts in its business focus, and disclose applicable risk.

    Response:    The Trust has reviewed each issuer of a Reference Asset for any shift in business focus and has determined that none of the issuers have made any announcements or changes to its respective business focus.
2.    Comment:    Please provide ticker symbols for the Funds.

    Response:    The Trust is in the process of obtaining ticker symbols for each of the Funds that are expected to launch shortly after the effective date of the registration statement, and this information will be included in the 485(b) filing. The launch dates of certain other Funds are not currently known. For these Funds, the ticker symbol will be obtained before the launch date and the Trust will file a supplement to the prospectus to reflect the ticker symbols prior to the launch date. The prospectus has been amended to reflect this.

3.    Comment:    For all Funds, please clarify whether direct investment in the underlying security will be a principal investment of the Fund.

    Response:    Each of the Funds intends to primarily gain exposure to its Reference Asset by entering into total return swaps; however, depending upon market conditions, the Adviser may seek exposure to the Reference Asset by, among other things, investing in the Reference Asset directly. Although it is not intended and the Adviser does not expect to invest in the Reference Asset directly for extensive periods of time, the Trust considers these types of investments to be part of the principal investment strategies.

4.    Comment:    For all Funds, the Staff notes the second paragraph of the Principal Investment Strategies and requests that the Trust please supplementally confirm that FLEX options are currently available for each underlying Reference Asset.

Response:    The Trust notes that the Adviser intends to implement the Funds’ investment strategies primarily by entering into swap agreements with financial counterparties. The Adviser retains the ability to use FLEX Options in its discretion, as described in the prospectus. The Adviser has advised the Trust that if listed options or

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 8, 2026

FLEX options are not available for a particular Reference Asset, the investment strategy will be implemented solely using swap agreements.

5.    Comment:    Please confirm that the SEC file number under the Securities Exchange Act of 1934 (“34 Act”) is accurately reflected and please revise if necessary.

    Response:    The Trust has reviewed each issuer’s 34 Act file number and has updated certain 34 Act file numbers in response to this comment.
6.    Comment:    For all Funds, please consider deleting the duplicative sentence stating the sector and industry to which the issuer of the Reference Asset is assigned as it is already stated earlier in the investment strategy.

    Response:    The Trust has updated the disclosure in response to the Staff’s comment.

Reference Asset Investing Risk

7.    Comment:    For all Funds, please review the filing and ensure that each unique risk related to each particular Reference Asset is adequately tailored and disclosed. Some of the issuers are not all operating companies as suggested by the Reference Asset Investing Risk.

    Response:    The Trust has revised the disclosure to address the Staff’s comment.

Principal Risk

8.    Comment:    For all Funds, please supplementally confirm that Fixed Income Securities Risk will be a principal risk of investing in the Fund.

Response:    The Trust supplementally confirms that fixed income securities risk is a principal risk of the Funds as each Fund will invest in U.S. Treasuries, other U.S. government obligations, money market funds, cash and cash-like equivalents that serve as margin or collateral for the Fund’s investments.

9.    Comment:    The Staff notes that not all of the Funds that include Large Cap Risk are large capitalization companies. Please consider adding the market capitalization of the issuer of each Reference Asset and confirm that the appropriate risk factor is included in the principal risks.

    Response:    The Trust has revised the disclosure to address the Staff’s comment.

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 8, 2026

10.    Comment:    For all Funds, please supplementally explain whether the Fund anticipates any capacity constraints in the markets where the Reference Asset and/or instruments that provide exposure or replicate the performance of the Reference Asset are traded. Please address the extent to which the Fund would face difficulties accessing investments that are necessary for the Fund to implement its investment objectives.

    Given the inability of ETFs to close to new investors please supplementally explain how the Funds will manage liquidity if a Fund becomes so large as to require more liquidity than the market can provide to meet potential redemptions for penny stock or micro-cap reference assets.

    Response:    The Adviser has advised the Trust that it does not anticipate any capacity constraints in the markets where the Reference Asset and/or instruments that provide exposure or replicate the performance of the Reference Asset are traded, and does not anticipate that the Fund will face difficulties accessing investments that are necessary for the Fund to implement its investment objectives.

The Funds do not anticipate issues in meeting redemptions because they will generally hold only cash, highly liquid short-term securities, and swaps. In the event that a Fund with a Reference Asset that is a penny stock or micro-cap stock becomes large relative to the trading volume of its Reference Asset, it may impact the ability of counterparties to hedge their positions, reducing counterparty capacity and potentially resulting in difficulty for the Fund to obtain investment exposure pursuant to its stated investment objective. If this were to occur, the Adviser would make a recommendation to the Trust’s Board of Trustees, and the Board of Trustees would determine the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited to, a recommendation to change the investment objective of the Fund or the liquidation of the Fund.

11.    Comment:    For all Funds, please supplementally identify the appropriate broad-based securities market index against which each Fund will measure its performance.

    Response:    Each Fund currently anticipates using the S&P 500 Index as its broad-based securities market index.

12.    Comment:    Please clarify that increased volatility in the Reference Asset might lead counterparties to tighten up position limits or other restrictions that could prevent these Funds from achieving their investment strategy going forward.

Ms. Kalkidan Ezra
U.S. Securities and Exchange Commission
January 8, 2026

    Response:    The Adviser has advised the Trust that volatility in the Reference Asset does not generally lead to reduced counterparty capacity as the Staff has suggested in this comment. The Registrant declines to make revisions based upon the Staff’s comment.

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    Please contact me at (913) 660-0778 regarding the responses contained in this letter.
                        Sincerely,

                        /s/ John H. Lively

                        John H. Lively
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